

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 10, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Steven K. Lumpkin
Chief Financial Officer
Applebees International, Inc.
4551 W. 107th Street
Overland Park, Kansas 66207

> **Re: Applebees International, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 000-17962**

Dear Mr. Lumpkin:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

David R. Humphrey
Branch Chief